Exhibit 22.1

List of Subsidiary Issuers and Guarantors

The following subsidiaries of CSX are issuers or guarantors of the Company’s Secured Equipment Notes due 2023 issued in 2007:

Issuers:
CSX TRANSPORTATION

Guarantors:
CSX CORPORATION